Exhibit 99.h7

WEDGEWOOD INVESTMENT GROUP, INC.

Portfolio Holdings Disclosure Policy

Portfolio holdings of the Company are disclosed to the public on a quarterly basis in forms required to be filed with the SEC.  Portfolio holdings as of the end of the Company’s annual and semi-annual fiscal periods are reported to the SEC on Form N-CSR within 10 days of the mailing of the annual or semi-annual report (typically no later than 70 days of the end of each such period).  Portfolio holdings as of the end of the first and third fiscal quarters are reported to the SEC on Form N-Q within 60 days of the end of such period.  You may request a copy of the Company’s latest semi-annual report to shareholders or a copy of the Company’s latest Form N-Q which contains the Company’s portfolio holdings by contacting the Transfer Agent at the address or phone number listed on the cover of this SAI.

The Company’s nonpublic portfolio holdings information is received by certain service providers in advance of public release in the course of performing or enabling them to perform the contractual or fiduciary duties necessary for the Company’s operation that the Company has retained them to perform. The Company’s Investment Committee, which manages the Company’s portfolio, has regular and continuous access to the Company’s portfolio holdings.  In addition, the Company’s Investment Committee, Distributor and fund accountant as well as proxy voting services (ISS), mailing services and financial printers may have access to the Company’s nonpublic portfolio holdings information on an ongoing basis. The Company’s directors and officers, and legal counsel to the Company, may receive such information on an as needed basis.  The Company’s independent accountants receive such information at least semi-annually.  Mailing services and financial printers receive nonpublic portfolio holdings information no sooner than 30 days following the end of a quarter. The Board may authorize additional disclosure of the Company’s portfolio holdings.

No compensation is received by the Company, nor, to the Company’s knowledge, paid to the Investment Committee or any other party, by any service provider or any other person in connection with the disclosure of the Company’s portfolio holdings.  As indicated above, with respect to the Board, its officers, the Investment Committee and the distributor, the Board has approved codes of policies and procedures (collectively, “Codes”) that are intended to address, among other things, potential conflicts of interest arising from the misuse of information concerning the Company’s portfolio holdings.  In addition, the Company’s service providers may be subject to confidentiality provisions contained within their service agreements, codes of ethics, professional codes, or other similar policies that address conflicts of interest arising from the misuse of such information.

The Company’s portfolio holdings disclosure policy is subject to periodic review by the Board of Directors.  In order to help ensure that the Company’s portfolio holdings disclosure policy is in the best interests of Company shareholders as determined by the Board, the CCO will make an annual report to the Board on such disclosure.  In addition, the Board will receive any interim reports that the CCO may deem appropriate.  Any conflict identified by the Company resulting from the disclosure of nonpublic portfolio holdings information between the interests of shareholders and those of the Investment Committee or any affiliate of the Company, or principal underwriter will be reported to the Board for appropriate action.

There is no assurance that the Company’s portfolio holdings disclosure policy will protect the Company against potential misuse of holdings information by individuals or firms in possession of that information.

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